SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Tile Shop Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, California 90025

(818) 884-3737

November 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	88677Q109

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
4,720,608
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
4,720,608

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,720,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Percent of class is calculated based on 51,714,484 shares of common stock, par value $0.0001 (the “Common Stock”), of Tile Shop Holdings, Inc. (the “Issuer”) outstanding as of November 4, 2020, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 9, 2020 (the “10-Q”).

SCHEDULE 13D

CUSIP No.	88677Q109

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,478,645
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,478,645

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,478,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA

*	Percent of class is calculated based on 51,714,484 shares of Common Stock outstanding as of November 4, 2020, as reported as outstanding by the Issuer in the 10-Q.

SCHEDULE 13D

CUSIP No.	88677Q109

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,478,645
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,478,645

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,478,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*	Percent of class is calculated based on 51,714,484 shares of Common Stock outstanding as of November 4, 2020, as reported as outstanding by the Issuer in the 10-Q.

SCHEDULE 13D

CUSIP No.	88677Q109

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,478,645
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,478,645

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,478,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*	Percent of class is calculated based on 51,714,484 shares of Common Stock outstanding as of November 4, 2020, as reported as outstanding by the Issuer in the 10-Q.

SCHEDULE 13D

CUSIP No.	88677Q109

1	NAMES OF REPORTING PERSONS
B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,241,963
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,241,963

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,241,963
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD

*	Percent of class is calculated based on 51,714,484 shares of Common Stock outstanding as of November 4, 2020, as reported as outstanding by the Issuer in the 10-Q.

SCHEDULE 13D

CUSIP No.	88677Q109

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
42,600
	8	SHARED VOTING POWER
4,720,608
	9	SOLE DISPOSITIVE POWER
42,600
	10	SHARED DISPOSITIVE POWER
4,720,608

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,763,208
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.2%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*	Percent of class is calculated based on 51,714,484 shares of Common Stock outstanding as of November 4, 2020, as reported as outstanding by the Issuer in the 10-Q.

Explanatory Note

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed on September 10, 2020, as amended by Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2020, and Amendment No. 2 to Schedule 13D, filed with the SEC on October 14, 2020 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds of Other Consideration

Item 3 is amended to add the following:

(4)	The 618,905 shares of Common Stock were purchased on behalf of BRS using the investment capital of BRS. The aggregate purchase price of the shares of Common Stock was approximately $2,222,763 (excluding commissions).

Item 5. (a) – (b)	Interest in Securities of the Issuer Item 5, Section (a)-(b) is amended and restated in its entirety as follows:

1.

As of the date hereof, BRPLP beneficially owned directly 2,478,645 shares of Common Stock, representing 4.8% of the Issuer’s Common Stock, and BRS beneficially owned directly 2,241,963 shares of Common Stock, representing 4.3% of the Issuer’s Common Stock.

2.	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

3.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS.

4.	Bryant R. Riley may beneficially own 42,600 shares of Common Stock representing 0.1% of the Issuer’s Common Stock held as sole trustee of the Robert Antin Children Irrevocable Trust. Bryant R. Riley disclaims beneficial ownership of the shares held by the Robert Antin Children Irrevocable Trust except to the extent of his pecuniary interest therein. BRF and Bryant R. Riley may be deemed to indirectly beneficially own the 4,720,608 shares of Common Stock held directly by BRPLP or BRS in the manner specified in paragraph (1) above, representing 9.1% of the Issuer’s Common Stock. BRF and Bryant R. Riley disclaims beneficial ownership of the shares held by BRPLP and BRS except to the extent of its/his pecuniary interest therein.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein.

As of the date hereof, each of BRPLP, BRPGP, BRCM, BRF and Bryant R. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, each of BRS, BRF and Bryant R. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRS.

Item 7.	Material To Be Filed As Exhibits

Exhibit No.	Description
1	Joint Filing Agreement by and among the Reporting Persons dated September 10, 2020 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on September 10, 2020)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17, 2020

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; Chairman of B. Riley Principal Merger Corp II, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc. and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; Chief Executive Officer of B. Riley Principal Investments, LLC; and Director of B. Riley Principal Merger Corp II, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Daniel Shribman[1] Chief Investment Officer	Chief Investment Officer of B. Riley Financial, Inc.; President of B. Riley Principal Investments, LLC; and Chief Executive Officer and Chief Financial Officer of B. Riley Principal Merger Corp II, LLC	299 Park Avenue, 21st Floor New York, NY 10171	United States

[1]	As of the date hereof, Daniel Shribman directly owned 49,565 shares of Common Stock. The aggregate purchase price of the 49,565 shares of Common Stock that were purchased by Daniel Shribman with personal funds is approximately $129,529. Daniel Shribman has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

Robert L. Antin[2] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers & hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon[3] Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi K. Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[2]	As of the date hereof, Robert L. Antin directly owned 64,600 shares of Common Stock. The aggregate purchase price of the 64,600 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $192,008. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.
[3]	As of the date hereof, Michael J. Sheldon directly owned 52,331 shares of Common Stock. The aggregate purchase price of the 52,331 shares of Common Stock that were purchased by Michael J. Sheldon with personal funds is approximately $173,681. Michael J. Sheldon has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

SCHEDULE B

Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
11/13/2020	Purchase	351,711	$3.40	B. Riley Securities, Inc.
11/12/2020	Purchase	25,000	$3.3677	B. Riley Securities, Inc.
11/10/2020	Purchase	10,100	$3.849	B. Riley Securities, Inc.
11/9/2020	Purchase	90,000	$3.9636	B. Riley Securities, Inc.
11/6/2020	Purchase	70,710	$3.853	B. Riley Securities, Inc.
11/5/2020	Purchase	71,384	$3.8483	B. Riley Securities, Inc.
10/12/2020	Purchase	42,600	$3.0452	Bryant R. Riley
10/12/2020	Purchase	545,000	$3.0488	BRC Partners Opportunity Fund, L.P.
10/2/2020	Purchase	7,000	$2.80	BRC Partners Opportunity Fund, L.P.
9/29/2020	Purchase	10,600	$2.7255	BRC Partners Opportunity Fund, L.P.
9/28/2020	Purchase	1,000	$2.70	BRC Partners Opportunity Fund, L.P.